DIRECT SUBSIDIARIES OF I-TRAX, INC.

         I-trax Health Management Solutions, Inc.

         I-trax Health Management Solutions, LLC

         CHD Meridian Healthcare LLC

INDIRECT SUBSIDIARIES OF I-TRAX, INC.

         American Occupational Health Management, Inc.

         CHDM, LLC

         Corporate Health Dimensions, Inc.

         Medicenter, Inc.

         CHDM, Inc.

         Meridian COMP of New York, Inc.

         Green Hills Insurance Company